FIORE EXPLORATION LTD. (PREVIOUSLY ROUGE RESOURCES LTD.) ANNOUNCES NEW NAME, STOCK SYMBOL, AND CUSIP

August 8, 2016	TSXV – F

VANCOUVER, B.C., August 8, 2016 – Fiore Exploration Ltd. (“Fiore Ex” or the “Company”) (TSXV: F), announces effective at the opening Monday, August 8, 2016, the common shares of Fiore Exploration Ltd., new stock symbol TSXV: F,  will commence trading on the TSX Venture Exchange, and the common shares of Rouge Resources Ltd., old stock symbol ROU.V, will be delisted.  In connection with the name change Fiore Ex also wishes to advise on its new CUSIP Number of 31809M 10 9.

Tim Warman, P.Geo., Fiore’s CEO, is the Qualified Person who supervised the preparation of the technical data in this news release.

ABOUT FIORE EXPLORATION LTD.

Fiore Exploration Ltd., has acquired the Pampas El Peñon gold project in Chile from Arena Minerals, a project which covers land in the same geological environment as Yamana's flagship El Peñon mine.

On behalf of FIORE EXPLORATION LTD.

"Tim Warman"

Chief Executive Officer

For further information please contact:  604-609-6110

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.